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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Media Metrix, Inc.
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   (Last)                            (First)              (Middle)


250 Park Avenue South
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                                    (Street)
New York,                            New York               10003
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     06/26/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Jupiter Communications, Inc.          (Symbol NASDAQ: JPTR)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

     (SEE ATTACHED)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock, par value $0.001 per share   -0- (see below)
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
                                                                          (Over)
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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

         This Initial Statement of Beneficial Ownership on Form 3 is being filed by Media Metrix, Inc. ("Media Metrix"). Media
Metrix, MMX Acquisition Corp., a wholly owned subsidiary of Media Metrix ("Merger Sub"), and Jupiter Communications, Inc.
("Jupiter") entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 26, 2000, providing for, among other things, the merger of Merger Sub with and into Jupiter (the "Merger"). Simultaneously with the execution and delivery of the
Merger Agreement, Media Metrix entered into a Voting Agreement dated as of June 26, 2000 (the "Voting Agreement") with certain stockholders of Jupiter (the "Jupiter Stockholders") with respect to their shares of Jupiter Common Stock as follows: (i) Ernest
Abrahamson - 745,335 shares of Jupiter Common Stock, (ii) Kurt Abrahamson - 1,071,258 shares of Jupiter Common Stock, and (iii) Gene
DeRose - 2,388,478 shares of Jupiter Common Stock. Under the Voting Agreement, the Jupiter Stockholders have agreed, subject to the terms thereof, to vote their shares in favor of the Merger and against any Competing Transaction (as defined in the Merger
Agreement) or any Frustrating Transaction (as defined in the Voting Agreement). Pursuant to the Voting Agreement, each Jupiter
Stockholder granted certain officers of Media Metrix an irrevocable proxy (such irrevocable proxies collectively, the "Proxy") dated as of June 26, 2000 to vote the shares of Jupiter Common Stock then owned by the Jupiter Stockholder and any other shares of Jupiter capital stock which such Jupiter Stockholder may acquire after June 26, 2000 in accordance with the provisions of the Voting
Agreement. The shares of Jupiter Common Stock held by the Jupiter Stockholders represent approximately 21% of the Jupiter Common
Stock outstanding as of June 22, 2000, as represented by Jupiter in the Merger Agreement.

         The foregoing summary of the Voting Agreement and the Proxy is qualified in its entirety by reference to such agreements, which have been filed as exhibits to the Schedule 13D filed with respect to Media Metrix on the date hereof.


 /s/ Mary Ann Packo                                            07/06/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Mary Ann Packo, President and Chief
      Operating Officer
      on behalf of Media Metrix, Inc.


*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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